UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Funtalk China Holdings Limited
(Name of Company)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G36993 106
(CUSIP Number)

David A. Saltzman, Esq., Squire, Sanders and Dempsey L.L.P.,
600 Hansen Way, Palo Alto, CA 94304
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

S.S. or I.R.S. Identification No. of above person Capital Ally Investments Limited GM Investment Company Limited Style Technology Development Limited Golden Meditech Company Limited Nana Gong

2.	Check the Appropriate Box if a Member of a Group*
(a)  ☑
(b)  ☐

3.	SEC Use Only

4.	Source of Funds

N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Capital Ally Investments Limited:  British Virgin Islands

GM Investment Company Limited:  Hong Kong

Style Technology Development Limited:  Hong Kong

Golden Meditech Company Limited:  Cayman Islands

Nana Gong:  People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 31,963,062
9. Sole Dispositive Power 0
10. Shared Dispositive Power 31,963,062

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,963,062

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row 11

59.3% (1)

14.	Type of Reporting Person *

Capital Ally Investments Limited:  IV

GM Investment Company Limited:  IV

Style Technology Development Limited:  IV

Golden Meditech Company Limited:  CO

Nana Gong:  IN

(1)
Based on 52,088,493 ordinary shares outstanding immediately after completion of an offering of ordinary shares by the Company on December 17, 2009 plus ordinary shares subject to warrants held directly by Capital Ally Investments Limited.

Item 1. Security and Company.

This statement relates to ordinary shares, par value $0.001 per share, of Pypo China Holdings Limited, a Cayman Islands exempted company (the “Company”). The address of the Company’s principal executive office is South 3/F, Chang’An XingRong Center, No. 1 NaoShiKou Street, XiCheng District, Beijing, China 100031, 8610-5832-5957.  This Schedule 13D/A is being filed on behalf of Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Company Limited and Nana Gong to disclose their current direct or indirect beneficial ownership of the Company’s outstanding ordinary shares.

Item 2. Identity and Background.

This Schedule 13D/A is being filed jointly by:

(a)-(c) Capital Ally Investments Limited (“Capital Ally”), GM Investment Company Limited (“GM Investment”), Style Technology Development Limited (“Style Technology”), Golden Meditech Company Limited (“Golden Meditech”) and Nana Gong (collectively, the “Reporting Persons”).  The business address of Capital Ally is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong.  The business address of GM Investment is 48/F Bank of China Tower, 1 Garden Road, Central, Hong Kong.  The business address of Style Technology is Room 2702, Lucky Commercial Centre, 103-109 Des Voeux Road West, Hong Kong.  The business address of Golden Meditech is P.O. Box 1350 GT, Clifton House, 75 Fort Street, George Town, Grand Cayman, Cayman Islands, British West Indies.  The business address of Nana Gong is Room 2702, Lucky Commercial Centre, 103-109 Des Voeux Road West, Hong Kong.  The principal business of each of Capital Ally and GM Investment is investment holdings.  The principal business of Style Technology is investment.  The principal business of Golden Meditech is the provision of healthcare services and the development, manufacture and sale of medical devices and natural herbal medicines. The principal occupation or employment of Nana Gong is investment.

Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM Investment, a Hong Kong company, and (ii) Style Technology, a Hong Kong company. GM Investment is wholly owned and controlled by Golden Meditech, a PRC-based public company incorporated in the Cayman Islands. Style Technology and GM Investment share voting and dispositive power with respect to the ordinary shares of the Company held by Capital Ally. The board of directors of Golden Meditech make the decisions regarding the voting and disposition of the shares owned by GM Investment. The person who exercises voting and dispositive power over the ordinary shares of the Company owned by Style Technology is Nana Gong, a Chinese citizen, wife of Mr. Zhang, chairman of the Company. Ms. Gong holds a 64% equity interest in Style Technology, through which she exercises voting and dispositive power over Style Technology.

GM Investment and Style Technology pledged all of their respective rights and interests in the ordinary shares of Capital Ally to Pypo Digital Company Limited, a Cayman Islands exempted company (“Pypo Cayman”). Although the pledge agreement contains certain restrictions regarding disposition of the equity interests, GM Investments and Style Technology retain voting and dispositive power with respect to such equity interests unless an event of default occurs under the loan agreement with Capital Ally.

(d) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

N/A

Item 5. Interest in Securities of the Company.

(a) The Reporting Persons beneficially own 31,963,062 ordinary shares of the Company, representing approximately 59.3% of the total issued and outstanding ordinary shares immediately after completion of an offering of ordinary shares by the Company on December 17, 2009 (including ordinary shares subject to warrants held directly by Capital Ally).

(b) Capital Ally is 50% owned and controlled by each of (i) GM Investment, and (ii) Style Technology. GM Investment is wholly owned and controlled by Golden Meditech. Style Technology and GM Investment share voting and dispositive power with respect to the ordinary shares of the Company held by Capital Ally. The board of directors of Golden Meditech make the decisions regarding the voting and disposition of the shares owned by GM Investment. The person who exercises voting and dispositive power over the ordinary shares of the Company owned by Style Technology is Nana Gong, wife of Mr. Zhang, chairman of the Company. Ms. Gong holds a 64% equity interest in Style Technology, through which she exercises voting and dispositive power over Style Technology.

GM Investment and Style Technology pledged all of their respective rights and interests in the ordinary shares of Capital Ally to Pypo Cayman. Although the pledge agreement contains certain restrictions regarding disposition of the equity interests, GM Investments and Style Technology retain voting and dispositive power with respect to such equity interests unless an event of default occurs under the loan agreement with Capital Ally.

(c) The Reporting Persons have not effected any transactions relating to the ordinary shares or any other equity securities of the Company during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Capital Ally is a British Virgin Islands company 50% owned and controlled by each of (i) GM Investment, a Hong Kong company, and (ii) Style Technology, a Hong Kong company. GM Investment is wholly owned and controlled by Golden Meditech, a PRC-based public company incorporated in the Cayman Islands. Style Technology and GM Investment share voting and dispositive power with respect to the ordinary shares of the Company held by Capital Ally. The board of directors of Golden Meditech make the decisions regarding the voting and disposition of the shares owned by GM Investment. The person who exercises voting and dispositive power over the ordinary shares of the Company owned by Style Technology is Nana Gong, wife of Mr. Zhang, chairman of the Company. Ms. Gong holds a 64% equity interest in Style Technology, through which she exercises voting and dispositive power over Style Technology.

GM Investment and Style Technology pledged all of their respective rights and interests in the ordinary shares of Capital Ally to Pypo Cayman. Although the pledge agreement contains certain restrictions regarding disposition of the equity interests, GM Investments and Style Technology retain voting and dispositive power with respect to such equity interests unless an event of default occurs under the loan agreement with Capital Ally.

Item 7.  Materials to be Filed as Exhibits.

10.1.  Joint Filing Agreement, dated January 29, 2010, by and among Capital Ally Investments Limited, GM Investment, Style Technology, Golden Meditech and Nana Gong pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:  January 29, 2010

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Director

GOLDEN MEDITECH COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Company Secretary

STYLE TECHNOLOGY DEVELOPMENT LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

NANA GONG

/s/ Nana Gong
Nana Gong

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D/A to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:  January 29, 2010

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Dongping Fei
Name:	Dongping Fei
Title:	Director

GM INVESTMENT COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Director

GOLDEN MEDITECH COMPANY LIMITED

By:	/s/ Kong Kam Yu
Name:	Kong Kam Yu
Title:	Company Secretary

STYLE TECHNOLOGY DEVELOPMENT LIMITED

By:	/s/ Kuo Zhang
Name:	Kuo Zhang
Title:	Director

NANA GONG

/s/ Nana Gong
Nana Gong